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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                       William Coal Seam Gas Royalty Trust
             -------------------------------------------------------
                                (Name of Issuer)


                          Units of Beneficial Interest
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   969450 10 5
             -------------------------------------------------------
                                 (CUSIP Number)
                                Shawna L. Gehres
                               One Williams Center
                              Tulsa, Oklahoma 74172
                                 (918) 573-2298
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 11, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                    Page 2 of 5

Schedule 13D

CUSIP No. 969450 10 5

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Williams Companies Inc.
        IRS # 73-0569878

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

        (a)  [  ]
        (b)  [  ]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS (See Instructions)

        Not applicable

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [  ]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

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                      7   SOLE VOTING POWER                   0
NUMBER OF
SHARES               -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER                 3,568,791
OWNED BY
EACH                 -----------------------------------------------------------
REPORTING             9   SOLE DISPOSITIVE POWER              0
PERSON
WITH                 -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER            0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) [  ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0 %

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14   TYPE OF REPORTING PERSON (See Instructions)

        CO

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                                                                    Page 3 of 5


CUSIP No.   969450 10 5


Item 1.  Security and Issuer.
         Units of Beneficial Interest
         Williams Coal Seam Gas Royalty Trust
         Nations Bank Plaza
         901 Main St. Ste 1700
         Dallas, TX  75202

Item 2.  Identity and Background.

     (a) The Williams Companies, Inc., as successor-in-interest by merger to Williams Holdings of Delaware, Inc. ("Williams")

     (b)  One Williams Center Tulsa OK 74104

     (c) Williams, through subsidiaries, is engaged in a variety of energy-related activities, including transportation and storage of natural gas; exploration and production of oil and gas; natural gas gathering, processing, and treating activities; natural gas liquids transportation; transportation of petroleum products and related terminal services; production and marketing of ethanol and bio-products; refining of petroleum products; light hydrocarbon/olefin transportation; ethylene production; distributed power services; retail marketing; and energy commodity marketing and trading. Through a majority owned subsidiary, Williams is also engaged in communications-related activities, including owning and operating a telecommunications fiber optic network; providing data-, voice-, and video-transmission related products and services; providing video services and other multimedia services for the broadcast industry; providing customer-premise voice and data equipment, sales, and services including installation, maintenance, and integration; and p network integration and management services nationwide. Williams, through subsidiaries, also directly invests in energy and telecommunications projects primarily in Canada, South America, Australia, and Lithuania and continues to explore and develop additional projects for international investments. It also invests in energy, telecommunications, and infrastructure development funds in Asia and Latin America.

     (d)  None

     (e)  None

     (f) Williams is a United States citizen, formed under the laws of the state of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable

Item 4.  Purpose of Transaction.

         Not applicable

Item 5.  Interest in Securities of the Issuer as of 8/11/2000.

     (a)  Number: 0

          Percentage:      0%



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                                                                    Page 4 of 5

     (b)  Sole power to vote or to direct the vote:                0
          Shared power to vote or to direct the vote:              3,568,791
          Sole power to dispose or to direct the disposition:      0
          Shared power to dispose or to direct the disposition:    0

     (c)  Not applicable

     (d)  Not applicable

     (e)  August 11, 2000


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On August 11, 2000, Williams and Quatro Finale IV LLC (QFIV) entered into a Purchase and Sale Agreement (the Purchase Agreement), pursuant to which QFIV purchased from Williams 3,568,791 units of beneficial interest evidencing an undivided interest in the Williams Coal Seam Gas Royalty Trust ( the Subject Trust Units). The Williams Coal Seam Gas Royalty Trust is governed by that certain Trust Agreement dated as of December 1, 1992, as amended from time to time, among Williams Production Company, Williams, Chemical Bank Delaware and Nations Bank of Texas, N.A. (the Trust Agreement). The Purchase Agreement provides that under certain circumstances QFIV has the right to cause Williams to purchase the Subject Trust Units from QFIV (the Put Option) and Williams has the right to cause QFIV to sell the Subject Trust Units back to Williams (the Call Option). Each of the Put Option and Call Option may be exercised at a stated strike price, which is subject to certain adjustments (including with respect to certain distributions, tax credits, adjustments thereto and accrued interest). The Put Option expires upon the exercise of the Call Option. The Call Option expires upon the exercise of the Put Option. Both the Put Option and the Call Option expire on June 30, 2003.

     On August 11, 2000, Williams and QFIV also entered into a separate Nominee and Voting Rights Agreement (the Voting Rights Agreement), pursuant to which QFIV granted Williams the voting rights (but not beneficial interest) associated with the Subject Trust Units. The voting rights granted to Williams are limited to the extent that Williams may not vote in favor of any proposed amendment to the Trust Agreement or to the Gas Purchase Agreement and Gas Gathering Agreement (as those terms are defined in the Purchase Agreement). The voting rights granted to Williams terminate and revert to QFIV upon the first to occur of (i) July 1, 2003, or (ii) certain events relating to the financial condition of Williams (including insolvency and bankruptcy proceedings). Even after these voting rights revert to QFIV, QFIV is obligated to vote in favor of a proposal to terminate the Williams Coal Seam Gas Royalty Trust if QFIV is a record holder for voting purposes any time prior to (i) July 1, 2004, or (ii) the date on which a registration of the Subject Trust Units, pursuant to the Registration Rights Agreement between QFIV and Williams, dated August 11, 2000, becomes effective.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1. Purchase and Sale Agreement dated August 11, 2000, between Williams and Quatro Finale IV LLC (as filed with the Commission as an exhibit to Schedule 13D of The Bear Stearns Companies Inc. and Quatro Finale IV LLC on August 21, 2000).

        Exhibit 2. Nominee and Voting Rights Agreement dated August 11, 2000, between Williams and Quatro Finale IV LLC (as filed with the Commission as an exhibit to Schedule 13D of The Bear Stearns Companies Inc. and Quatro Finale IV LLC on August 21, 2000).


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2000
---------------
(Date)

 /s/ SHAWNA L. GEHRES
------------------------------
(Signature)


Shawna L. Gehres/Secretary
--------------------------
(Name/Title)

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)